                        November 6, 2006

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	FirstEnergy Corp.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 2, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006 and June 30, 2006
File No. 333-21011

Dear Mr. Allegretto:

This letter is in response to your further correspondence dated October 23, 2006 regarding your review of the filings by FirstEnergy Corp. on Form 10-K for the fiscal year ended December 31, 2005 (Form 10-K), and Forms 10-Q for the periods ended March 31, 2006 and June 30, 2006. Your additional comment is indicated below in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2005

Exhibit 13

Management’s Discussion and Analysis of Results of Operations and Financial
Condition, page 4

Executive Summary, page 4

1.
We have reviewed your response to comment 3 in our letter dated September 8, 2006. Please confirm that you will revise your disclosure in future filings to disclose the information you present in the first sub-response to comment 3. Further, you state that you have never used the non-GAAP measures in an attempt to smooth earnings, thereby suggesting that Question 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” is inapplicable. Similarly, you indicate that all items excluded from net income in arriving at “earnings before unusual items” are non-recurring. Please note that we view items such as asset impairments collectively in relation to each other in determining whether they are recurring. As such, we consider many of these items, such as asset impairments, rate settlements, plant outages, and tax adjustments, to be recurring in nature. As you have excluded items of a recurring nature in arriving at both “earnings before unusual items” and “cash earnings,” we believe Question 8 is applicable. As such, please show us how your revised disclosures, which should fully discuss each bullet point of Question 8, will read in future filings. While you indicate management frequently references non-GAAP measures in decision-making, ensure you explain in greater detail how you use the non-GAAP measures to conduct or evaluate your business. For example, are such performance measures used in budgetary, compensatory or resource allocation decisions? If you do not use the measures in managing your business, please revise to remove such measures from your filing. Finally, please tell us in detail how you use “cash earnings” to measure performance since it appears to be more akin to a liquidity measure.

Mr. Jim Allegretto
November 6, 2006

Response: We hereby confirm the representation included in our letter to you dated September 21, 2006, that we will revise our disclosures in future filings to disclose the information we presented in the first sub-response to comment 3 of that letter.

With respect to your questions regarding our use of the non-GAAP “cash earnings” measure, please be advised that we do not exclude any unusual items (as we use that term respecting our non-GAAP “earnings before unusual items” measure) from the calculation. We include a reconciliation of net income computed under GAAP to the non-GAAP “cash earnings” measure, showing the major non-cash charges or credits to income (e.g., depreciation, amortization of regulatory assets, deferral of new regulatory assets). The intent of that non-GAAP measure is to provide readers of the cash flow statement with an enhanced understanding of how cash was provided from operating activities - by segregating earnings that are realized in cash during a typical business cycle from the effects of working capital changes and other impacts to operating cash flows due to the timing of cash receipts and payments. This comparison tends to separate the cash impacts of operational performance versus working capital management and is used by management for cash forecasting, analyzing operational performance (i.e., as a budgetary control) and identifying trends.

The non-GAAP “earnings before unusual items” measure is used by management as a budgetary control that in some cases influences resource allocation issues. The Board of Directors also uses this non-GAAP measure as one component in its analysis in awarding performance-based compensation to executive management and employees.

In future filings, we will include disclosure similar to the following for the non-GAAP “earnings before unusual items” measure:

The non-GAAP measure above, earnings before unusual items, is not calculated in accordance with GAAP because it excludes the impact of “unusual items”. Unusual items reflect the impact on earnings of events that are not routine or for which FirstEnergy believes the financial impact will disappear or become immaterial within a near-term finite period. By removing the earnings effect of such issues that have been resolved or are expected to be resolved over the near-term, management and investors can better measure FirstEnergy’s business and earnings potential. In particular, the non-core asset sales/impairments items refer to a finite set of energy-related assets that had been previously disclosed as held for sale, a substantial portion of which have already been sold. Similarly, the NRC fine in 2005 and further litigation settlements similar to the New Source Review settlement in 2005 are not reasonably expected to occur in the near-term.

Mr. Jim Allegretto
November 6, 2006

FirstEnergy believes presenting normalized earnings calculated in this manner provides useful information to investors in evaluating the ongoing results of FirstEnergy’s businesses over the longer term and assists investors in comparing FirstEnergy’s operating performance to the operating performance of others in the energy sector. Generally, a non-GAAP financial measure is a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that either excludes or includes amounts, or is subject to adjustment that has the effect of excluding or including amounts, that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Earnings per share before unusual items on a non-GAAP basis (normalized earnings per share) are not calculated in accordance with GAAP because it excludes the impact of “unusual items.” Unusual items reflect the impact on earnings of material events that are not routine, including those that may be related to discontinued businesses or the cumulative effect of an accounting change.

The non-GAAP normalized earnings measure is an important performance metric used by management to assess the financial results of its business units against plan for the current year, to establish future performance targets and identify resources required by business units to reach those targets. This measure also assists management in setting FirstEnergy’s performance expectations with the investment community for future periods, in addition to assisting investors in comparing FirstEnergy’s operating performance to the operating performance of other companies in the energy sector. Using non-GAAP normalized earnings-based measures limits the ability to compare FirstEnergy’s economic value added or eroded based on net income computed under GAAP and similar comparisons to that of peer companies. Therefore, FirstEnergy clearly discloses the differences between the GAAP and non-GAAP measures to compensate for that limitation. Non-GAAP measures should be considered in addition to, and not as a substitute for, their most directly comparable financial measures prepared in accordance with GAAP.

* * * *

FirstEnergy Corp. hereby acknowledges that:

•
FirstEnergy is responsible for the adequacy and accuracy of the disclosures relating to its annual report on Form 10-K for the year ended December 31, 2005 and its Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

Mr. Jim Allegretto
November 6, 2006

•	FirstEnergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to call me (330-384-5296) or Jeffrey R. Kalata, Assistant Controller (330-374-6580) with any further questions you may have. I appreciate your assistance in ensuring our compliance with the Commission’s disclosure requirements.

Sincerely,

Harvey L. Wagner
Vice President, Controller and
Chief Accounting Officer

HLW:dlc

Attachment

cc:	Sarah Goldberg Staff Accountant Securities and Exchange Commission

Anthony J. Alexander Richard H. Marsh Leila L. Vespoli